EXHIBIT 3

EURO DISNEY S.C.A. GROUP

First Half 2005 Results Announcement

Six Months Ended March 31, 2005

RECONCILIATION OF SHAREHOLDERS’ EQUITY AND MINORITY INTERESTS

(unaudited, € in millions)	Share Capital Premium	Accumulated Deficit	Total Shareholders’ Equity	Minority Interests
Balances at September 30, 2004	1,246.5	(1,306.4)	(59.9)	339.6

Reclassification between accumulated deficit and minority interests in EDA S.C.A. based upon 82%/18% ownership split	—	215.5	215.5	(215.5)

Proceeds from Equity Rights Offering, net of € 19.1 million in underwriting and issuance costs	234.2	—	234.2	—

Net Loss First Half 2005	—	(80.9)	(80.9)	(17.7)

Other	—	—	—	1.3

Balances at March 31, 2005	1,480.7	(1,171.8)	308.9	107.7